Exhibit 107

Calculation of Filing Fee Tables

Schedule 14A

(Form Type)

Aadi Bioscience, Inc.

(Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$144,000,000(1)(2)	$0.0001531	$22,046.40

Fees Previously Paid	$—	—	$—

Total Transaction Valuation	$144,000,000	—	$—

Total Fees Due for Filing	—	—	$22,046.40

Total Fees Previously Paid	—	—	$—

Total Fee Offsets	—	—	$—

Net Fee Due	—	—	$22,046.40

(1)

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The proposed maximum aggregate value of the transaction is calculated based on the sum of (i) $100 million, which represents the maximum aggregate cash consideration estimated to be received by Aadi Bioscience, Inc. (the “Registrant”) in connection with the completion of the transaction contemplated by that certain Stock Purchase Agreement, dated as of December 19, 2024, by and among the Registrant, KAKEN INVESTMENTS INC., a Delaware corporation, KAKEN PHARMACEUTICAL CO., LTD, and Aadi Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of the Registrant, assuming that no adjustments to the purchase price will be required, and (ii) $44 million, which is calculated based on the sum of (A) $6 million, which represents the partial upfront payment paid by the Registrant to WuXi Biologics (Shanghai FX) Co., Ltd. (“WuXi Biologics”) upon the signing of the Intellectual Property License Agreement entered into between the Registrant and WuXi Biologics (the “License Agreement”), and (B) $38 million, which represents an additional non-refundable, upfront payment required to be paid by the Registrant to WuXi Biologics within ninety (90) days after the signing of the License Agreement, which may be extended by either party to the License Agreement for an additional thirty (30) days.

(2)

In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the sum of the proposed maximum aggregate value of the transactions calculated in footnote (1) above by 0.0001531.